SCHEDULE A
to the
SHAREHOLDER SERVICES PLAN

Dated as of April 8, 2011
Amended as of December 26, 2013

Fund Name	Class	Fee
Union Street Partners Value Fund	Class C Shares	0.25%
Union Street Partners Value Fund	Class A Shares	0.25%
Perkins Fund	Investor Class	0.25%
Virginia Equity Fund	Class A Shares	0.25%
REMS International Real Estate Value Opportunity Fund	Institutional Shares	0.25%